SHAREHOLDER/GUEST


This is your ticket for the Westamerica Bancorporation Annual Meeting of Shareholders, 7:30 P.M., Tuesday, April 25, 1995, at the Showcase Theatre, Marin Center, San Rafael, California. With your ticket you can bypass the registration process and go directly into the meeting.

Only shareholders of record as of March 1, 1995, or their proxies, may address the meeting.

Thank you for your interest in Westamerica Bancorporation. We look forward to seeing you on April 25th.

                                   ADMITS TWO

Please indicate number attending _________



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M         WESTAMERICA BANCORPORATION
E         c/o CHEMICAL TRUST COMPANY OF CALIFORNIA
E         PROXY TALLY DEPARTMENT
T         CHURCH STREET STATION
I         POST OFFICE BOX 24871
N         NEW YORK, NY 10242-4871
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